SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on June 11, 2015.

By letter dated June 10, 2015, the Company reported that its subsidiary Brasilagro – Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”) -- 39.76% controlled by Cresud, announced the sale of the remaining 27.745 has. of its “Cremaq” farm. This farm is located in Baixa Grande do Ribeiro (Piaui).

The price of the transaction was agreed in a total amount of BRL 270.0 million (seventy five million Reais), in which 25% has been already paid and the remaining balance will be paid with the deed, estimated for the next 90 days.
The asset was valued on the books at BRL 63.4 million (acquisition cost plus investments), expecting to reach an internal rate of return (IRR in Reais ) of 20.4%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 11, 2015